[WM Letterhead]

September 17, 2013

Via EDGAR

Mr. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Waste Management, Inc.
Letter Dated August 27, 2013
Form 10-K for the Year Ended December 31, 2012
Filed February 14, 2013 Form 10-Q for the Period Ended June 30, 2013 Filed July 30, 2013
File No. 1-12154

Dear Mr. Cash:

Waste Management, Inc. has received the above referenced comment letter, and in accordance with our conversation with Ms. Lisa Etheredge, hereby notifies you that it expects to provide a response by October 2, 2013.

Respectfully,

/s/ Courtney A. Tippy
Courtney A. Tippy Senior Legal Counsel – Corporate & Securities